Filed by: Open Joint Stock Company Vimpel-Communications

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Open Joint Stock Company Vimpel-Communications

Commission File No.: 001-14522

VIMPELCOM WELCOMES TRANSACTION PROPOSED BY ALTIMO AND TELENOR

Moscow and New York (October 5, 2009) – Open Joint Stock Company “Vimpel-Communications” (the “Company”) (NYSE: VIP) welcomes today’s decision by its two major shareholders, Altimo and Telenor, to combine ownership of VimpelCom and Kyivstar under a new company, VimpelCom Ltd., to be listed on the New York Stock Exchange.

“This exciting development strengthens VimpelCom’s position as a global player in the telecommunications industry. It provides us with renewed clarity on a strategy of growth and expansion,” said Company Chief Executive Officer Boris Nemsic. “We are delighted that our two major shareholders have agreed on a framework to create a powerful new vehicle for growth with VimpelCom and Kyivstar joined together under the newly listed VimpelCom Ltd. as one group. We believe this transaction will have positive strategic, synergistic and operational value for both companies, their shareholders and their customers.”

The Company’s Board of Directors has expressed its support for this proposal, based on the review by a special working group comprised of its three independent directors unaffiliated with either of Altimo or Telenor. This statement of support from the Board of Directors is based on current facts and circumstances, the proposed structure and terms of the transaction as disclosed by Altimo and Telenor and the diligence the Company and its advisers have conducted to date.

The terms of the exchange offer proposed by Altimo and Telenor are described in their joint press release issued today. The proposed exchange offer cannot commence until a registration statement has been filed with the United States Securities and Exchange Commission (the “SEC”) and until the relevant offering document has been reviewed by the Federal Service for the Financial Markets of the Russian Federation. Once commenced, the completion of the proposed exchange offer will be subject to the satisfaction or waiver of certain conditions. This statement by the Company is not a recommendation or solicitation with respect to the proposed exchange offer. Consistent with SEC rules and Russian law, the Company’s Board of Directors will make a formal recommendation to the Company’s minority shareholders with respect to the proposed exchange offer following the commencement of the exchange offer, which is not expected to occur for several months.

Advisors

The Company has engaged UBS Investment Bank to act as its financial advisor and Akin Gump Strauss Hauer & Feld LLP to act as its legal advisor.

About VimpelCom

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Statements contained herein are forward-looking and are made in compliance with safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, those concerning the commencement and completion of the proposed exchange offer by VimpelCom Ltd., the expected timing of the transaction, plans relating to integration of the companies’ businesses and the benefits of the transaction. The results or events predicted in these statements may differ materially from actual results or events because of risks and uncertainties, including, without limitation, the possibility that the parties are not able to complete the transaction, that the potential transaction terms change or that the parties are not able to resolve their legal disputes. Additionally, the Company, Kyivstar and/or VimpelCom Ltd. may not realize the anticipated benefits of the transaction as a result of unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Russian, Ukrainian and CIS telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in the Company’s public filings with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

IMPORTANT NOTICE: The proposed exchange offer described in this communication has not yet commenced, and the description of the proposed exchange offer contained in this communication is not an offer to buy or the solicitation of an offer to sell securities.

If the proposed exchange offer is commenced, the Company expects that VimpelCom Ltd. will file with the SEC a registration statement and other related materials with respect to the proposed exchange offer, and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the proposed exchange offer. Investors and shareholders are urged to read the registration statement and other related materials, the solicitation/recommendation statement on Schedule 14D-9 and any amendments, exhibits or other applicable documents regarding the proposed exchange offer if and when they become available because they will contain important information. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other exchange offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.

For more information, please contact:

Alexey Subbotin

VimpelCom

Tel: 7-495-974-5888

Investor_Relations@vimpelcom.com